BlackRock FundsSM

100 Bellevue Parkway

Wilmington, Delaware 19809

April 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BlackRock FundsSM DEL AM (File No. 33-26305)

Ladies and Gentlemen:

BlackRock FundsSM, an open-end investment company (the “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), hereby requests that the delaying amendment, prescribed by Rule 473(a) of the Act (File No. 33-26305) filed by the Registrant on April 27, 2017 (the “Delaying Amendment”) be withdrawn, as the Delaying Amendment was filed unintentionally under the incorrect SEC File Number and would be in the public interest of investors in the Registrant to be withdrawn. No securities were sold in connection with the Registration Statement on Form N-14 (File No. 333-216992) filed by BlackRock FundsSM, on behalf of its series BlackRock Advantage Small Cap Growth Fund, on March 29, 2017. The effective dates of the post-effective amendments no. 688, 689, 690, 691 and 692 to the registration statement on Form N-1A (File No. 33-26305) filed by the Registrant on April 10, 2017 remain unchanged.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Jesse C. Kean of Sidley Austin LLP at (212) 839-8615.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock FundsSM

By:	/s/ Benjamin Archibald
Name:	Benjamin Archibald
Title:	Secretary

cc:	John A. MacKinnon

Jesse C. Kean